Exhibit 17.1

RESIGNATION NOTICE

February 21, 2011

Board of Directors
Biolog, Inc.
123 Parker Avenue
Liverpool, NY13088

Dear Sirs:

I hereby resign as President of Biolog, Inc. (the “Corporation”), effective as of 5:00 PM New York time on February 21, 2011.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation or policies, including, without limitation, accounting or financial policies, or practices.

In addition, and in connection with the resignation contemplated herein, I hereby waive any and all compensation or other monies owed to me from the Corporation.

I hereby undertake that I do not have any claims against the Corporation upon my resignation.

Sincerely,

/s/ Amanda Godin
Amanda Godin